 Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                                            December 17, 2008

SUPPLEMENT DATED DECEMBER 17, 2008 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND NOVEMBER PERFORMANCE UPDATE

FUND	NOVEMBER	2008 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	2.76%	18.63%	$85.1M	$1,553.422
Grant Park Futures Fund Class B Units	2.69%	17.70%	$536.8M	$1,344.919
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

A bearish outlook for the global economy drove profits during the month.  Long fixed income positions gained as volatile equity markets caused investors to see safer investments.  Prices also rose because of speculation Central banks in the U.S. and abroad would cut interest rates in the near future, leading speculative buying throughout the month.

The majority of sector gains in the foreign exchange markets came from positions in emerging currencies.  Among the most profitable were positions in the Argentine peso, South Korean won, and Singapore and Taiwan dollars.  Slowing economic growth across Europe also added to gains as the British pound, euro, and Swiss franc weakened against Grant Park’s long dollar positions.

Grant Park posted profits on its short positions as most major indices fell. News that the U.S. Troubled Asset Relief Program (TARP) was no longer going to purchase toxic assets from financial institutions sent equity markets reeling mid-month.  However, the announcement of a $300 billion bailout plan for ailing Citibank caused a slight reversal in the equity markets towards month-end, which partially offset Grant Park’s gains.

The portfolio benefited from a sector-wide decline in the energy markets.  Among the best performers were short positions in the crude and Brent crude oil markets, which posted gains from price declines that exceeded 20%.  Although there were a number of bullish fundamental factors impacting the energy markets, including the hijacking of a Saudi oil tanker and further attacks on oil refineries in Nigeria, analysts primarily attribute the downward moves to shifts in the financial markets.

Weak prices in the corn markets were the main driver in sector gains this past month.  Corn prices fell 12.8% for the month due to reduced exports and a failing ethanol industry.  As the price of crude oil continued to decline, many ethanol manufacturers and distributors have been forced to shut down, therefore reducing the demand for corn.

Grant Park posted slight gains in the metals markets as base metal prices moved lower alongside short positions.  Profits were partially offset, however, as short gold positions finished the month slightly negative.  At month-end, bullish speculators using gold as a proxy for the equity markets, bid gold prices up, resulting in minor losses for the portfolio.

Grant Park Futures Fund – Special Notice to Investors

Given the recent emerging news concerning the alleged fraud uncovered at Bernard L. Madoff Investment Securities, we want to address a number of questions we believe investors may have concerning whether Grant Park Futures Fund has any assests invested in or managed by Madoff Investment Securities, or whether Grant Park is similar in any way to that firm or its affiliates.

We want our investors to know that neither Grant Park Futures Fund nor Dearborn Capital Management, Grant Park’s general partner, has any assets invested in or managed by Madoff Investment Securities or any of its affiliated entities, or any other type of exposure to or relationship with such firms.

A publicly offered managed futures fund, such as Grant Park, is highly regulated by multiple state, federal, and self-regulatory agencies, including the Securities and Exchange Commission (SEC), the Commodities Futures Trading Commission (CFTC), and the Financial Industry Regulatory Authority (FINRA), among others.

555 West Jackson      Suite 600      Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)      www.dearborncapital.com

The following are several important facts about Grant Park that differentiate the fund from a firm like Madoff and its affiliates:

•
Unlike Madoff, the Grant Park Futures Fund is a public fund, subject to the periodic public reporting requirements of the federal securities laws, which require public companies to publish and make publicly available information regarding the management, operations and performance of the fund, including the fund’s annual and quarterly financial statements.

•
Unlike Madoff, Grant Park, as a public company, is subject to the requirements of Section 404 of the Sarbanes Oxley Act relating to management’s and its independent accountants’ certification of the effectiveness of the fund’s internal control over financial reporting.

•
Unlike Madoff, Grant Park’s and its General Partner’s financial statements are audited annually by an independent registered public accounting firm, McGladrey & Pullen, LLP, the fifth largest auditing firm in the U.S.

•	Unlike Madoff, Grant Park employs an industry-recognized, independent calculation agent to establish the value of the fund.

•	Unlike Madoff, Grant Park maintains the cash portion of the fund in a separate, segregated account and all accounts and trading activity are conducted with internationally recognized clearing firms.

If you have any questions or seek additional clarification, please do not hesitate to call our offices at 866.242.4055 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)[Missing Graphic Reference]

555 West Jackson      Suite 600      Chicago, IL 60661      312.756.4450      312.756.4452      fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)      www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
NOVEMBER 30, 2008

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	2,730,463	20,845,118	17,130,117	118,090,859	19,860,580	138,935,977
Change in Unrealized Income (Loss)	317,845	691,085	1,994,063	5,461,688	2,311,908	6,152,773
Brokerage Commissions	(10,197)	(174,665)	(63,974)	(1,018,917)	(74,171)	(1,193,582)
Exchange, Clearing Fees and NFA charges	(21,554)	(277,588)	(135,220)	(1,628,755)	(156,774)	(1,906,343)
Other Trading Costs	(75,502)	(674,901)	(473,674)	(3,968,543)	(549,176)	(4,643,444)
Change in Accrued Commissions	(1,728)	13,543	(10,840)	74,216	(12,568)	87,759

Net Trading Income (Loss)	2,939,327	20,422,592	18,440,472	117,010,548	21,379,799	137,433,140

Other Income:
Interest, U.S. Obligations	73,881	583,171	463,508	3,442,525	537,389	4,025,696
Interest, Other	105,466	1,530,214	661,663	8,873,381	767,129	10,403,595
US Govt Sec Gain/Loss	3,550	7,665	22,271	47,779	25,821	55,444

Total Income (Loss)	3,122,224	22,543,642	19,587,914	129,374,233	22,710,138	151,917,875

Expenses:
Incentive Fees to Trading Managers	331,896	4,248,722	2,082,219	24,379,436	2,414,115	28,628,158
Administrative Fees	18,163	185,601	113,951	1,090,333	132,114	1,275,934
O&O Expenses	14,531	148,481	273,483	2,616,801	288,014	2,765,282
Brokerage Expenses	439,553	4,491,554	2,962,737	28,348,680	3,402,290	32,840,234
Illinois Replacement Tax

Total Expenses	804,143	9,074,358	5,432,390	56,435,250	6,236,533	65,509,608

Net Income (Loss)	2,318,081	13,469,284	14,155,524	72,938,983	16,473,605	86,408,267

Statement of Changes in Net Asset Value

Beginning Balance	82,875,144	72,077,907	514,844,140	383,607,889	597,719,284	455,685,796
Additions	1,093,000	17,030,083	11,947,195	117,945,065	13,040,195	134,975,148
Net Income (Loss)	2,318,081	13,469,283	14,155,524	72,938,983	16,473,605	86,408,266
Redemptions	(1,183,928)	(17,474,976)	(4,123,140)	(37,668,218)	(5,307,068)	(55,143,194)

Balance at NOVEMBER 30, 2008	85,102,297	85,102,297	536,823,719	536,823,719	621,926,016	621,926,016
Total Units Held at End of The Period		54,783.74776		399,149.40534
Net Asset Value Per Unit		1,553.422		1,344.919
Rate of Return	2.76%	18.63%	2.69%	17.70%

To the best of my knowledge and belief the information
        contained herein is accurate and complete.
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP